1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date January 28, 2011	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DISCLOSABLE TRANSACTION

SUCCESSFUL BIDDING FOR MINING RIGHTS OF ZHUAN

LONGWAN COAL MINE ZONE IN INNER MONGOLIA

The board of Directors is pleased to announce that on 28 January 2011, Ordos Neng Hua, a wholly-owned subsidiary of the Company, participated in the public auction of the mining rights of Zhuan Longwan coal mine zone, and was successful in the bidding at a consideration of RMB7,800,000,000 (equivalent to approximately HK$9,215,936,481). On 28 January 2011, Ordos Neng Hua entered into the Confirmation Agreement with the Department of Land and Resources of the Inner Mongolia Autonomous Region, confirming the successful bidding by Ordos Neng Hua of the mining rights of Zhuan Longwan coal mine zone.

As the applicable percentage ratios as set out in Rule 14.07 of the Hong Kong Listing Rules are over 5% and below 25%, the entering into of the Confirmation Agreement constitutes a disclosable transaction of the Company.

Pursuant to the relevant requirements of the articles of association of the Company, the successful bidding shall be supplemented by following the shareholders’ approval procedure. As such, the board of Directors has approved that the bidding be referred to a shareholders’ meeting for consideration and approval and each director of the Company was authorised to arrange for matters relating to the convening of the shareholders’ meeting.

The board of Directors is pleased to announce that on 28 January 2011, Ordos Neng Hua, a wholly-owned subsidiary of the Company, participated in the public auction of the mining rights of Zhuan Longwan coal mine zone, and was successful in the bidding at a consideration of RMB7,800,000,000 (equivalent to approximately HK$9,215,936,481). On 28 January 2011, Ordos Neng Hua entered into the Confirmation Agreement with the Department of Land and Resources of the Inner Mongolia Autonomous Region, confirming the successful bidding by Ordos Neng Hua of the mining rights of Zhuan Longwan coal mine zone.

CONFIRMATION AGREEMENT

(1) Date

28 January 2011

(2) Parties

(i)	the Department of Land and Resources of the Inner Mongolia Autonomous Region (as the entrusted transferor); and

(ii) Ordos Neng Hua (as the successful bidder and transferee)

(3) Subject of Bidding

Mining rights of Zhuan Longwan coal mine zone

Currently, the certificate of approval in relation to the mining rights of Zhuan Longwan coal mine zone has not yet been obtained from the relevant governmental authorities of land and resources. Pursuant to the Confirmation Agreement, the successful bidder shall, upon payment of the consideration and service fees, prepare the document for the application for registration of the mining rights, delineate the mining zone and register the mining rights with the Ministry of Land and Resources of the PRC.

(4) Consideration

The consideration for acquiring the mining rights of Zhuan Longwan coal mine zone is RMB7,800,000,000 (equivalent to approximately HK$9,215,936,481), which is intended to be funded in cash by the internal resources of the Group.

Pursuant to the Confirmation Agreement, Ordos Neng Hua shall pay the consideration in three installments at the proportion of 4:3:3, details of which are as follows:

(i)	the first installment of RMB3,120,000,000 (equivalent to approximately HK$3,686,374,592) shall be paid in full before 17:00 on 27 February 2011;

(ii)	the second installment of RMB2,340,000,000 (equivalent to approximately HK$2,764,780,944) shall be paid in full before 17:00 on 30 November 2011;

(iii)	the third installment of RMB2,340,000,000 (equivalent to approximately HK$2,764,780,944) shall be paid in full before 17:00 on 30 November 2012.

Ordos Neng Hua has paid RMB200,000,000 (equivalent to approximately HK$236,306,064) as performance security deposit for participating in the public bidding for the mining rights of Zhuan Longwan coal mine zone.

Basis for Determining the Consideration

The mining rights of Zhuan Longwan coal mine zone were obtained by the Company through public bidding, and the Company has taken into account various factors before the bidding, including:

1.	the Company appointed professionals to conduct study on the exploration region of Zhuan Longwan coal mine zone in a diligent manner, which enabled the Company to comprehensively understand the current prospecting status of the coal mine zone as well as the current status of prospecting and exploitation of the master coal fields and the adjacent coal fields;

2.	the Company made reference to the acquisitions of coal resources in the surrounding areas and the consideration paid in recent years; and

3.	the Company took into account, among others, the mining reserves, exploitation and mining plan, production scale and coal quality of Zhuan Longwan coal mine zone, and undertook investigations into the recent market price of comparable coals in the area and made reference to the actual production and operation data of the coal mines in the surrounding areas.

INFORMATION ON ZHUAN LONGWAN COAL MINE ZONE

Zhuan Longwan coal mine zone is located at Dongsheng Coal Field in Ordos, Inner Mongolia Autonomous Region, covering an area of 43.50km2 and with geological resources of 548 million tonnes. Its geological structure is simple and the average coal burial depth is ranging from 91 to 345 meters. The majority coals are non-stick coals with low-ash, low-sulfur and high-calorific value and with a heat generation at approximately 5,200 kcal, which can be used as good steam coal and industrial gasification coal.

The National Development and Reform Commission granted the approval in relation to the general planning of Dongsheng area of Shendong mining zone in the document of Fa Gai Neng Yuan [2008] No. 1304 ( , pursuant to which, the planned production capacity of Zhuan Longwan coal mine zone is 5 million tonnes per year.

REASONS FOR AND BENEFITS OF ENTERING INTO OF THE CONFIRMATION AGREEMENT

Zhuan Longwan coal mine zone has excellent geological conditions, resources and external construction conditions. It has abundant reserves with shallow coal seam and thick main coal seam. It is suitable for consolidated mining and construction of large mines with production capacity of 5 million tonnes per year. The government of the Inner Mongolia Autonomous Region has included Zhuan Longwan coal mine zone into its “Twelfth Five Year” plan of coal development of the autonomous region, and undertook to file the approval document relating to Zhuan Longwan coal mine zone with the National Development and Reform Commission on a priority basis. The successful bidder of the mining rights of Zhuan Longwan coal mine zone is not required to establish compatible coal resource conversion projects. Accordingly, conditions for initial work at Zhuan Longwan coal mine zone have been fulfilled.

The entering into of the Confirmation Agreement will enhance the sustainable development of the Company for a bigger and stronger coal business base and fulfil its “Twelfth Five Year” development goals. It will also help the Company secure more quality coal resources outside the province based on the Group’s production strategy of “stabilizing the base, expanding into new regions and exploring overseas”.

The board of Directors (including the independent non-executive Directors) considers that the terms of the Confirmation Agreement are fair and reasonable, and it is entered into on normal commercial terms and is in the interest of the Company and the shareholders as a whole.

INFORMATION ON THE COMPANY AND THE PARTIES

The Company is principally engaged in the business of exploitation, washing, processing and sales of coal, coal chemicals, power generation and supply of heat. The Company’s products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Ordos Neng Hua is mainly engaged in the construction of the Company’s 0.6 million tonnes methanol project in Ordos City and the development of coal resources in the Inner Mongolia Autonomous Region. It is a wholly-owned subsidiary of the Company.

The Department of Land and Resources of the Inner Mongolia Autonomous Region is a department under the people’s government of the autonomous region responsible for the planning, management, protection and reasonable utilization of natural resources, including land and mining resources. The Department of Land and Resources of the Inner Mongolia Autonomous Region was entrusted by the Ministry of Land and Resources of the PRC to conduct the public auction of the mining rights of Zhuan Longwan coal mine zone and was the entrusted transferor in the public auction.

To the best knowledge, information and belief of the Directors having made all reasonable enquiries, the Department of Land and Resources of the Inner Mongolia Autonomous Region and its ultimate beneficial owner are third parties independent of the Company and its connected persons.

IMPLICATION OF THE HONG KONG LISTING RULES

As the applicable percentage ratios as set out in Rule 14.07 of the Hong Kong Listing Rules are over 5% and below 25%, the entering into of the Confirmation Agreement constitutes a disclosable transaction of the Company.

Pursuant to the relevant requirements of the articles of association of the Company, the successful bidding shall be supplemented by following the shareholders’ approval procedure. As such, the board of Directors has approved that the bidding be referred to a shareholders’ meeting for consideration and approval and each director of the Company was authorised to arrange for matters relating to the convening of the shareholders’ meeting.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meaning set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, the H shares, American depositary shares and A shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“Confirmation Agreement”	the confirmation agreement entered into between Ordos Neng Hua and the Department of Land and Resources of the Inner Mongolia Autonomous Region on 28 January 2011 in respect of the successful bidding of the mining rights of Zhuan Longwan coal mine zone;

“Directors”	the directors of the Company;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HK$”	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Ordos Neng Hua”	Yanzhou Coal Ordos Neng Hua Company Limited, a company incorporated under the laws of the PRC in 2009 with limited liability and a wholly-owned subsidiary of the Company, which is mainly engaged in the construction of the Company’s 0.6 million tonnes methanol project in Ordos City and the development of coal resources in the Inner Mongolia Autonomous Region;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“%”	percent

Note: Amounts in Hong Kong dollars have been translated from Renminbi for the convenience of the readers only. Unless otherwise indicated, the translation has been made at the rate of HK$1.00 = RMB0.84636 for the purpose of illustration only. The Company makes no representation that any amount of Renminbi has been, could have been or may be exchanged into Hong Kong dollars.

By order of the board of Directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the board

Zoucheng, Shandong Province, the PRC

28 January 2011

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin , Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC